Exhibit 99.1

Li Bang International Announces 1-for-200 Share Consolidation

JIANGYIN, China, July 29, 2026 (GLOBE NEWSWIRE) — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that it intends to effect a reverse share split of its ordinary shares on a 1-for-200 basis (the “Share Consolidation”). The Company’s Class A ordinary shares will begin trading on a post-split basis at the open of business on Monday, August 3, 2026. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “LBGJ” with a new CUSIP number G5480M128.

The Share Consolidation has been approved by the Company’s shareholders and the Company’s board of directors, and is being implemented proactively to help ensure the Company’s continued compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every two hundred (200) shares of par value of USD0.00001 each of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares as of the effective date will be combined into one (1) Class A ordinary share and one (1) Class B ordinary share, respectively, each with par value of USD0.002. The Company’s authorized share capital will change, upon effectiveness of the Share Consolidation, to USD35,000 divided into 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares each with par value of USD0.002. Any fractional shares that would have otherwise resulted from the Share Consolidation will be rounded up to the next whole ordinary share and no fractional shares will be issued. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares. The Company currently has 108,127,815 Class A ordinary shares and 154,360 Class B ordinary shares issued and outstanding, and immediately following the effectiveness of the Share Consolidation, the Company will have approximately 540,640 Class A ordinary shares and 772 Class B ordinary shares issued and outstanding, subject to fractional share rounding treatment.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wfsir.com

Phone: +1 628 283 9214